May 12, 2016

Mr. Rufus Decker

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Henry Schein, Inc.

Form 10-K for the Fiscal Year Ended December 26, 2015

Filed February 10, 2016

File No. 0-27078

Dear Mr. Decker:

We acknowledge receipt of your letter dated April 29, 2016 with reference to our April 21, 2016 response to your comment letter regarding your review of the above referenced filing.

Please see our following response to the comment in your letter.

Form 10-K for the Fiscal Year Ended December 26, 2015

Consolidated Financial Statements

Note 15. Segment and Geographic Data, page 96

1.	We reviewed your response dated April 21, 2016, which discusses additional factors you considered in determining your dental, animal health and medical operating segments are economically similar. For each period provided in your last response, please provide us with each operating segment’s operating income as a percentage of sales, adjusted for only amortization and direct acquisition charges. Please include the operating results of your acquisitions in each segment’s operating income as a percentage of sales. For each period presented, please also separately tell us, by operating segment, the portion of the adjustment that relates to (a) amortization and (b) direct acquisition charges.

With respect to your request that we provide you each operating segment’s operating income as a percentage of sales, adjusted only for amortization and direct acquisition charges, we refer you to Exhibit A-1 and Exhibit A-2 for the requested information and related commentary.

We are supplementally providing Exhibit A-1 and Exhibit A-2 to you pursuant to the procedures set forth in 17 C.F.R. §200.83 and Rule 12b-4 under the Securities Exchange Act of 1934, as amended. Exhibit A-1 and Exhibit A-2 and the information contained therein, are nonpublic and confidential and remain the property of Henry Schein, Inc. (the “Company”). We hereby request that Exhibit A-1 and Exhibit A-2, and all copies thereof, be returned to the undersigned promptly following completion of your review.

We believe the economic similarities of the data included in Exhibit A-1 and Exhibit A-2, as well as the similarities of the operating segments’ operating characteristics, support the aggregation of such segments as one reportable segment. These characteristics are consistent with the aggregation criteria in ASC 280-10-50-11. Given these similarities, users of our financial statements are able to understand the performance of our health care distribution segment, assess its prospects for future net cash flows and make informed judgments about our Company as a whole.

Finally, we acknowledge our understanding that:

•	Henry Schein, Inc. is responsible for the adequacy and accuracy of its disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Henry Schein, Inc. may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this response, please contact me at 631.843.5915.

Sincerely,

/s/ Steven Paladino

Steven Paladino

Executive Vice President and

Chief Financial Officer

Exhibit A-1

Supplementally provided to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83.

A-1-1

Exhibit A-2

Supplementally provided to the Staff pursuant to the procedures set forth in 17 C.F.R. § 200.83.

A-2-1